EXHIBIT 12.2
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
(Dollar amounts in thousands)

	Six months ended
	June 30,		Year ended December 31,
	2008	2007	2007	2006	2005	2004	2003

Earnings from continuing operations	$416,310	$591,194	$987,139	$712,813	$300,062	$215,621	$231,765
Add (Deduct):
Minority interest	(3,479)	896	6,003	3,457	5,243	4,875	4,959
Income taxes	46,260	38,563	68,899	30,528	26,892	43,562	15,374
Interest expense	169,260	179,291	368,065	294,403	177,562	152,551	154,427

Earnings, as adjusted	$628,351	$809,944	$1,430,106	$1,041,201	$509,759	$416,609	$406,525

Combined fixed charges and preferred share dividends:
Interest expense	$169,260	$179,291	$368,065	$294,403	$177,562	$152,551	$154,427
Capitalized interest	79,188	53,189	125,382	97,297	63,885	37,388	36,425

Total fixed charges	248,448	232,480	493,447	391,700	241,447	189,939	190,852
Preferred share dividends	12,738	12,711	25,423	25,416	25,416	25,746	30,485

Combined fixed charges and preferred share dividends	$261,186	$245,191	$518,870	$417,116	$266,863	$215,685	$221,337

Ratio of earnings, as adjusted to combined fixed charges and preferred share dividends	2.4	3.3	2.8	2.5	1.9	1.9	1.8